Filed Pursuant to Rule 433
Registration Statement No. 333-179569
November 18, 2013

Pricing Term Sheet
Dated as of November 18, 2013

Norfolk Southern Corporation

$400,000,000 3.850% Senior Notes due 2024

The following information supplements the Preliminary Prospectus Supplement dated November 18, 2013 (the “Preliminary Prospectus Supplement”), and is filed pursuant to Rule 433, under Registration No. 333-179569.

Issuer:	Norfolk Southern Corporation

Principal Amount:	$400,000,000

Format:	SEC Registered

Denominations:	$2,000 x $1,000

Trade Date:	November 18, 2013

Settlement Date:	November 21, 2013 (T+3)

Maturity Date:	January 15, 2024

Interest Payment Dates:	January 15 and July 15, commencing July 15, 2014

Benchmark Treasury:	2.75% due November 15, 2023

Benchmark Treasury Price / Yield:	100-20+ / 2.676%

Spread to Benchmark Treasury:	T+118 basis points

Yield to Maturity:	3.856%

Coupon:	3.850%

Public Offering Price:	99.943%

Make-Whole Call:
Any time at the following redemption price: (i) if the notes are redeemed prior to the date that is three months prior to the Maturity Date, the greater of 100% or the make-whole amount at a discount rate equal to the applicable Treasury Yield (as defined in the Preliminary Prospectus Supplement) plus 20 basis points, and (ii) if the notes are redeemed on or after the date that is three months prior to the Maturity Date, 100%.

CUSIP# / ISIN#:	655844 BP2 / US655844 BP27

Joint Book-Running Managers:	Citigroup Global Markets Inc. Goldman, Sachs & Co. Wells Fargo Securities, LLC

Co-Managers:	Fifth Third Securities, Inc. Mitsubishi UFJ Securities (USA), Inc. U.S. Bancorp Investments, Inc.

The issuer has filed a registration statement and a prospectus with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates.  Before you invest, you should read the prospectus and the related preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the representatives of the underwriters can arrange to send you the prospectus and related preliminary prospectus supplement if you request it by calling Citigroup Global Markets Inc. at 1-800-831 9146, Goldman, Sachs & Co. at 1-866-471-2526, or Wells Fargo Securities, LLC at 1-800-326-5897.  This information does not purport to be a complete description of these securities or the offering.  Please refer to the preliminary prospectus supplement for a complete description of the securities. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.